SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


                                (Amendment No. 1)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)


                            SMITH CORONA CORPORATION
                            ------------------------
                                (Name of Issuer)

                        Warrants to Purchase Common Stock
                        ---------------------------------
                         (Title of Class of Securities)

                                    831858113
                                 --------------
                                 (CUSIP Number)

                                 August 13, 1998
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           |X|       Rule 13d-1(b)

           |_|       Rule 13d-1(c)

           |_|       Rule 13d-1(d)
                         (Continued on following pages)

                                  SCHEDULE 13G

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CUSIP NO. 831858113                            Page    2    of    4

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============== ================================================================
     1.        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Credit Research & Trading LLC

============== ================================================================
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   |_|
                                                                     (b)   |_|
============== ================================================================
     3.        SEC USE ONLY
============== ================================================================
     4.        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Connecticut
---------------------------- ---------- =======================================
                             5.         SOLE VOTING POWER

                                             34,394
                             ---------- =======================================
     NUMBER OF SHARES        6.         SHARED VOTING POWER
   BENEFICIALLY OWNED BY
                                             0
                             ---------- =======================================
 EACH REPORTING PERSON WITH  7.         SOLE DISPOSITIVE POWER

                                             34,394
                             ---------- =======================================
                             8.         SHARED DISPOSITIVE POWER

                                             0
============== ================================================================
     9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    34,394
============== ================================================================
     10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES |_|
============== ================================================================
     11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      1.2%
============== ================================================================
     12.       TYPE OF REPORTING PERSON

                      BD
============== ================================================================

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Smith Corona Corporation
Schedule 13G                            Page    3    of    4

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Item 1(a). Name of Issuer:

                     Smith Corona Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

                     839 NYS Route 13 South, Cortland, New York  13045

Item 2(a).  Name of Person Filing:

                     Credit Research & Trading LLC

Item 2(b)   Address of Principal Business Office or, if None, Residence:

                     One Fawcett Place, 3rd Floor, Greenwich, Connecticut 06830

Item 2(c).  Citizenship:

                     Connecticut

Item 2(d).  Title of Class of Securities:

                     Warrants to Purchase Common Stock

Item 2(e).  CUSIP Number:

                     831858113

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

                     (a) Person  filing is a broker or dealer  registered  under
                     Section 15 of the Exchange Act.

Item 4.  Ownership.

                     (a)  Amount beneficially owned:  34,394

                     (b)  Percent of class: 1.2%

                     (c) (i)-(iv) Credit Research & Trading LLC has sole power to vote or to direct the vote and to dispose or to direct the disposition of all 34,394 shares.

Item 5.  Ownership of Five Percent or Less of a Class.

                     This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                     Not Applicable.

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Smith Corona Corporation
Schedule 13G                                             Page    4    of    4

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Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on by the Parent Holding Company.

                     Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

                     Not Applicable.

Item 9.  Notice of Dissolution of Group.

                     Not Applicable.

Item 10.  Certification.

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of Credit Research & Trading LLC, Credit Research & Trading LLC certifies that the information set forth in this statement is true, complete and correct.



                                        CREDIT RESEARCH & TRADING LLC


Dated:  October 2, 1998                 By:      /s/ J. Christopher Young
                                                 -------------------------
                                                 J. Christopher Young
                                                 Managing Member